UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      March 29, 2006


Mr. Jack L. Hollander
Atlas America Public #15-2005 Program
311 Rouser Road
Moon Township, Pennsylvania 15108



      Re:	Atlas America Public #15-2005 Program
		Registration Statement on Form S-1
      Post-effective amendment no. 1 filed March 1, 2006
		File No. 333-127355

Dear Mr. Hollander:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Undertakings, page 4, Part II

1. Revise to include all undertakings required by Item 512 of Regulation S-K. Note the changes that resulted from Securities
Act
Reform, Release No. 34-52056, which became effective on December
1,
2005.

Exhibit 8

General

2. Investors are entitled to rely on the disclosure in the opinion.
Obtain a new opinion that does not suggest otherwise. We note the statements at page 1 and 11 suggesting that participants cannot rely on the opinion. At page 11, for example, the opinion states that it
"cannot be used by any Participant in a Partnership, for the purpose of establishing his reasonable belief that his tax treatment of any partnership tax item on his individual federal income tax returns was more likely than not the proper treatment." Counsel may indicate the purpose for its opinion, but cannot limit those relying upon it.

Summary Discussion of the Federal Income Tax Consequences of an
Investment in a Partnership, page 12

3. It is unclear why counsel refers to this section as a "summary."
Obtain a new letter that clearly identifies the components of counsel`s opinion and that does not suggest that portions of the letter merely constitute summaries.

* * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

      	Sincerely,



      					H. Roger Schwall
      Assistant Director

cc: 	C. Moncada-Terry
	T. Levenberg

	VIA FACSIMILE		Gerald Bollinger, Esq.
      (405) 942-3527  		Kunzman & Bollinger
Mr. Jack L. Hollander
Atlas America Public #15-2005 Program
March 29, 2006
Page 2